Exhibit 99.1

News Release

Intec Pharma Reports Clinical Results from Phase I Trial of Accordion Pill for Cannabinoid Therapies

Absorption significantly higher and a reduction of the THC metabolite observed

JERUSALEM (August 3, 2017) – Intec Pharma Ltd. (Nasdaq; TASE: NTEC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, announces the results from a Phase I clinical trial of AP-CBD/THC, its Accordion Pill platform with cannabidiol (CBD) and tetrahydrocannabinol (THC), the two primary cannabinoids contained in Cannabis sativa.

“We’re excited about these encouraging results from our Phase 1 study of AP-CBD/THC as it shows the Accordion Pill platform is well suited to safely deliver CBD and THC with significant improvements in exposure compared with Sativex®,” said Nadav Navon, Ph.D., Chief Operating Officer of Intec Pharma. “We are particularly pleased to see the reduction in THC metabolite, which tells us that the AP-CBD/THC avoided some of the hepatic first-pass metabolism of THC.”

The Phase I trial was a single-center, single-dose, randomized, three-way crossover study to compare the pharmacokinetics, safety and tolerability of two formulations of AP-CBD/THC with Sativex in 21 normal healthy volunteers. Sativex is a commercially available oral buccal spray containing CBD and THC1.

The study results showed that AP-CBD/THC had significant improvements in exposure of CBD (290% - 330%) and THC (25% - 50%) compared with Sativex. The median time of peak concentration was 2-3 times longer than Sativex and absorption was significantly higher. Importantly, the formation of THC metabolites were meaningfully reduced (>25%) and AP- CBD/THC was found to be safe and well tolerated with no serious adverse events reported.

“This study further affirms the value of our Accordion Pill platform as a safe and effective drug delivery platform,” said Jeffrey A. Meckler, Chief Executive Officer of Intec Pharma. “We plan to review these data in the coming weeks to determine the next steps in developing our AP-CBD/THC program and plan to announce the next steps in the clinical development of this exciting program by year end.”

1 Product information for Sativex. GW Pharma: Cambridge, UK: https://www.gwpharm.com/products-pipeline/sativex.

The Cannabis sativa plant is used for the treatment of chronic pain and a variety of other indications. Previous clinical studies conducted using the whole plant or specific extracts generated evidence of the cannabis analgesic activity. Furthermore, extracts containing known amounts of the active plant driven compounds (mainly THC and CBD) or diverse synthetic THC derivatives are thought to be promising treatments for painful conditions that do not respond properly to currently available treatments, such as chronic, neuropathic and inflammatory pain2,3.

AP-CBD/THC holds the potential to address several major drawbacks of current methods of use and treatment with cannabis and cannabinoids, such as short duration of effect, delayed onset, variability of exposure, variability of the administered dose and adverse events that correlate with peak levels. AP-CBD/THC is designed to extend the absorption phase of CBD and THC, resulting in more consistent levels for an improved therapeutic effect.

The cannabis market has significant commercial potential and is projected to represent approximately 10% of the specialty pharmaceutical market over the next five years, or a market of at least $20 billion4. According to Global Data, in 2016 the global low back pain drug market was $6.2 billion and the global Fibromyalgia drug market was $1.8 billion.

Sativex® is a registered trademark of GW Pharmaceuticals.

About Low Back Pain

Approximately 80% of adults experience low back pain at some point in their lifetimes. It is the most common cause of job-related disability and a leading contributor to missed work days. Men and women are equally affected by low back pain, which can range in intensity from a dull, constant ache to severe pain that causes incapacitation. Chronic back pain is defined as pain that persists for 12 weeks or longer, even after an initial injury or underlying cause of acute low back pain has been treated. Approximately 20% of people affected by acute low back pain develop chronic low back pain with persistent symptoms at one year. Low back pain is ranked the third most burdensome conditions in the U.S. in terms of mortality or poor health, with only ischemic heart disease and chronic obstructive pulmonary disease ranking higher. Chronic low back pain requires extensive analgesic treatment ranging from NSAIDs, anticonvulsants, antidepressants such as tricyclics and serotonin and norepinephrine reuptake inhibitors (SNRIs) up to opioids. Severe cases can require repeated nerve blocks and surgery.

2 J. Menzanares, Role of the Cannabinoid System in Pain Control and Therapeutic Implications for the Management of Acute and Chronic Pain Episodes, Curr Neuropharmacol. 2006 Jul; 4(3): 239–257.

3 Kevin P. Hill, Medical Marijuana for Treatment of Chronic Pain and Other Medical and Psychiatric Problems A Clinical Review JAMA. 2015;313(24):2474-2483

4 Source: Viridian Capital Advisors. (2015, December 2). REPORT: The Cannabis biotech/Pharma market could surpass $20 Billion by 2020. Retrieved September 1, 2016, from Equities, https://www.equities.com/news/report-the-cannabis-biotech-pharma-market-could-surpass-20-billion-by-2020

About Fibromyalgia

Fibromyalgia is a chronic musculoskeletal pain disorder that is most prevalent in women. Fibromyalgia is thought to result from amplified sensory and pain signaling. Fibromyalgia affects 2% to 5% of the U.S. adult population. Common symptoms of fibromyalgia include chronic widespread pain, nonrestorative sleep, fatigue and morning stiffness. Other associated symptoms include cognitive dysfunction and mood disturbances, including anxiety and depression. Individuals suffering from fibromyalgia often struggle with their daily activities and have impaired quality of life and frequently are disabled. Physicians and patients report dissatisfaction with the current available treatment options for fibromyalgia5.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Jeffrey A. Meckler

Chief Executive Officer

Intec Pharma

646-374-8050

jeffrey@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA Investor Relations

212-838-3777

afields@lhai.com

5 Global Drug Forecast; 2015

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